SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                              DBS Industries, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0004
                        --------------------------------
                         (Title of Class of Securities)


                                   387242 100
                                  ------------
                                 (CUSIP Number)

                                 Michael Apatoff
                                11 Edwards Avenue
                           Sausalito, California 94965
                                 (415) 331-7300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 15, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 387242 100                                                 Page 2 of 6
          ----------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                                MICHAEL APATOFF
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                a  [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2( d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------

                                           7.       SOLE VOTING POWER

          NUMBER OF                                     1,789,317
           SHARES                          -------------------------------------
        BENEFICIALLY                       8.       SHARED VOTING POWER
            OWNED
           BY EACH                                          0
          REPORTING                        -------------------------------------
         PERSON WITH                       9.       SOLE DISPOSITIVE POWER

                                                        1,789,317
                                           -------------------------------------
                                           10.      SHARED DISPOSITIVE POWER

                                                            0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,789,317
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                     Page 3 of 6
Item 1.  Security and Issuer.
         -------------------

          This Amendment No. 7 amends and supplements the statement on Schedule 13D filed on April 3, 2002 and amended on April 23, 2002, May 24, 2002, August 7, 2002, August 20, 2002, September 18, 2002 and October 15, 2002 by Michael Apatoff. This Amendment No. 7 reports the expiration of Warrants to purchase 1,250,000 Shares at $0.12 per share and 50,000 shares at $0.10 per share and the sale of 4,149,364 shares of common stock and warrants representing the right to purchase 4,481,682 of DBS Industries, Inc., a Delaware Corporation (the "Issuer"). This Amendment No. 7 relates to shares of Common Stock, par value $0.0004 (the "Shares") of the Issuer. The address of the Issuer's principal executive office is DBS Industries, Inc., 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941. The Reporting Person (as described below) owns 1,729,007 Shares and options to purchase 50,310 Shares. The Reporting Person will no longer file on Schedule 13D, unless required under Rule 13d-1.

Item 2.  Identity and Background.
         -----------------------

         a. The person filing this statement is Michael Apatoff (the "Reporting Person").

         b. The business address of Michael Apatoff is 11 Edwards Avenue, Sausalito, California 94965.

         c. Mr. Apatoff's principal occupation is as an entrepreneur.

         The Reporting Person, during the past five (5) years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of the Transactions.
         ---------------------------

         Mr. Apatoff's warrant to purchase 1,250,000 Shares expired on November 15, 2002 and warrant to purchase 50,000 Shares expired on October 15, 2002. On August 15, 2002, Mr. Apatoff sold 265,957 Shares for $0.0000038 per share. On August 19, 2002, he sold 500,000 Shares for $0.000004 per share. On November 18, 2002, he sold 172,414 Shares for $0.0000058 per share. On November 26, 2002, Mr. Apatoff sold 1,000,000 Shares at $0.000004 per Share. On November 27, 2002, he sold 2,210,993 Shares at $0.000004 per Share and warrants to purchase 3,750,000 Shares at $0.000004 per warrant. On December 2, 2002, he sold warrants to purchase 731,682 Shares at $0.000004 per Warrant. Mr. Apatoff sold the Shares in private transactions to reduce his percent of ownership.

          Subject to Mr. Apatoff evaluating his ownership and voting position in the Issuer;

          a.  Mr.   Apatoff,   intends  to  dispose  in   privately   negotiated
transactions with third parties, a portion of his ownership, such that his beneficial ownership will be less than 5%.

          b. Subject to on going evaluation, Mr. Apatoff has no current plans or proposals which relate to or would result in any of the following:

               (i) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

               (iv) Any material change in the present capitalization or dividend policy of the Issuer;

               (v) Any other material change in the Issuer's business or corporate structure;

               (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

               (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         a. Mr. Apatoff beneficially owns 1,789,317 or 4.9% of the Shares (including options to purchase 60,310 Shares).

         b. Mr. Apatoff has the sole power to vote and dispose of Shares.

         c. On October 15, 2002, his warrant to purchase 50,000 Shares at $0.10 per Share expired. On November 15, 2002, Mr. Apatoff's Warrant to purchase 1,250,000 at $0.12 per Share expired. Mr. Apatoff sold 265,957 Shares on August 15, 2002 at $0.0000038 per Share, 500,000 Shares on August 19, 2002, at
$0.000004,  172,414  Shares  on  November  18,  2002 at  $0.0000058  per  Share,
1,000,000  Shares on November 26, 2002 at  $0.000004  per Share,  and  2,210,993
Shares on November 27, 2002 at $0.000004 per Share. He sold warrants to purchase 3,750,000 Shares on November 27, 2002 and 731,682 Shares on December 2, 2002 at $0.000004 per Warrant.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  12/2/02                                   /S/ MICHAEL APATOFF
        -------                                   ------------------------------
                                                  Michael Apatoff, an individual